UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,

DC 20549
____________________________

FORM 11-K
_________________________

FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS

AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

………………………………………………………………………………………………………..

☒

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934.

For the fiscal year ended December 31, 2019

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT
OF 1934.

For the transition period from __________ to __________

Commission file number 001-12647

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
c/o Oriental Bank
254 Muñoz Rivera Avenue,

Oriental Center 15
th

Floor

San Juan, Puerto Rico 00918

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFG BANCORP
254 Muñoz Rivera Avenue,

Oriental Center 15
th

Floor

San Juan, Puerto Rico 00918

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm 1
Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018 3

Statement of Changes in Net Assets Available for Benefits for the year ended
December 31, 2019 4

Notes to Financial Statements 5 – 12

Supplemental Schedules:
Schedule I – Schedule G, Part III - Nonexempt Transactions for the year ended

December 31, 2019 13
Schedule II – Schedule H, Line 4i - Schedule of Assets (Held at Year

End) as of

December 31, 2019 14
Exhibits

15
Signatures 16

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Oriental Bank CODA Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The

Oriental Bank CODA
Profit Sharing Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the
Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information, Schedule G, Part III - Nonexempt Transactions for the year ended
December 31, 2019, and the Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of
December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the
Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our
audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting

and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s

auditor since 2005
San Juan, Puerto Rico
June 26, 2020
Stamp No. E403596 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Statement of Net Assets Available for Benefits
as of December 31, 2019 and 2018

2019

2018
Assets:

Investments at fair value:

Cash and money market instruments
$ 222,863

$

5,976

Common stock

6,189,993

4,548,003

Insurance company investment contracts

(pooled separate accounts)

45,586,165

35,985,003
51,999,021 40,538,982

Fully benefit-responsive investment contract

(stable value fund), at contract value

6,565,321

6,410,664

Total investments

58,564,342

46,949,646

Receivables:

Account receivable from plan sponsor
567,528 -

Dividends

18,353

19,348

Notes receivable from participants

7,227

8,257

Total receivables

593,108

27,605

Other assets
176,535 31,045

Total assets
$ 59,333,985

$

47,008,296
Liabilities:

Other liabilities
$ 56,812 $ -

Total liabilities
56,812 -
Net assets available for benefits $ 59,277,173

$ 47,008,296

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended

December 31, 2019

2019
Additions to net assets attributed to:

Net appreciation in fair value of investments
$ 9,908,028

Dividends
76,245

Interest and other

310,769

Contributions:

Participants
3,237,126

Employer

883,178
Commissions reimbursement from plan sponsor (refer to Note 9) 567,528

Total additions

14,982,874

Deductions from assets attributed to:

Benefits paid to participants

(2,682,656)

Administrative fees

(31,341)

Total deductions

(2,713,997)

Net increase
12,268,877
Net assets available for benefits:

Beginning of year
47,008,296

End of year
$ 59,277,173

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND YEAR ENDED DECEMBER 31, 2019

(1)

Description of the Plan
The following description of The Oriental Bank CODA Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

a)

General
The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental
Bank (the “Employer”), a wholly owned subsidiary of OFG Bancorp (the “Company”), for the benefit of the Employer’s and its affiliated companies’ employees who are residents of Puerto Rico and are age 21 or older. The Plan is intended to be a qualified plan pursuant to the Puerto Rico Internal Revenue Code of
2011, as amended (the “PR Code”). In 2016, the Plan was amended or restated to meet the requirements of
Sections 401(a) and (k) of the U.S. Internal Revenue Code of 1986, as amended (the “US Code”).

In 2018,
the Puerto Rico Treasury Department (the “PR Treasury”) reaffirmed the Plan’s qualification under the PR
Code.

It contains a cash or deferred arrangement qualifying under the PR Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

As such, the
Plan must comply with reporting and disclosure requirements, participation and vesting standards, and fiduciary standards and duties, among other requirements.

The U.S. Department of Labor (DOL) has full
authority to regulate and investigate the Plan. The DOL reviewed the Plan, as it was selected under the
DOL’s

ordinary investigation procedures. On December 18, 2019, the Employer received a findings letter from the DOL outlining certain potential violations of the Prohibited Transaction Rules of ERISA. The
Employer worked with the DOL to resolve this matter in early 2020. The DOL has not yet issued a closing letter in this matter, as it is reviewing the corrective actions taken by the Employer.

For more information
related thereto, please refer to Note 9.
b)

Contributions

Each year, participants may contribute up to the maximum deferral amount under the provisions of Section
402(g) of the US Code as annually indexed by the U.S. Internal Revenue Service (the “IRS”). For the
periods ended 2019 and 2018,

the limits were $19,000 and $18,500,

respectively.

If, in addition to a
deferral election under the Plan, participants contribute to an individual retirement account (“IRA”) in
Puerto Rico, pre-tax contributions

to both the Plan and the Puerto Rico IRA in the aggregate cannot exceed the sum of the annual deferral limit under the PR Code ($20,000 for the tax years ended December 31,
2019 and 2018). Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans.

Participants direct the investment of their contributions into various investment options offered by the Plan.
The Plan currently offers pooled separate accounts, a stable value fund, and shares of common stock of the
Company as investment options for participants. Participants direct the investment of their matching contributions in the Plan. The Employer provides a discretionary matching contribution of 50% of each participant’s contributions up to a maximum contribution for matching purposes of 4% of the participant’s compensation per year.
c)

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Employer’s
contribution and Plan earnings and charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND YEAR ENDED DECEMBER 31, 2019

d)

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.
e)

Payment of Benefits
On termination of service due to death, disability, or retirement, a participant or its heirs may elect to receive the value of the vested interest in his or her account in either a lump sum amount, a fixed period that may not exceed the participant’s life expectancy or through a fixed annuity contract. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.
f)

Loans to Participants
The Plan does not allow for loans to participants. In October 2013, the Plan Participación en Beneficios
1081 Banco Bilb ao Vizcaya Argentaria Puerto Rico, a defined contribution plan which covered all full-time employees of the Banco Bilbao Vizcaya Argentaria Puerto Rico, which merged with and into Oriental
Bank, transferred its existing participant loans amounting to approximately $54,000 to the Plan. These loans will be extinguished as they are repaid by participants. Loan terms range from 1-5 years or up to 30 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions. No additional loans will be granted to participants.
g)

Forfeited Accounts
Employer contributions that are not vested upon termination of employment are forfeited and may be used to pay administrative expenses and then reduce future contributions to the Plan by the Employer. For the year ended December 31, 2019, forfeitures totaling approximately $35,000 were used to offset Employer contributions. At December 31, 2019, the Plan had approximately $2,900 in forfeitures available to pay administrative expenses and reduce future Employer contributions.
h)

Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA provisions. In the event of Plan termination, participants will become 100% vested in their Employer’s contributions.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND YEAR ENDED DECEMBER 31, 2019

(2)

Summary

of Significant Accounting Policies
Following are the significant accounting policies followed by the Plan:
a)

Basis of Presentation
The accompanying financial statements have been prepared under the accrual method of accounting.
b)

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the valuation of investments.
c)

Risks and Uncertainties
The Plan invests in various financial instruments. Investment securities are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
d)

Investments Valuation

and Income Recognition
Plan investments, other than fully benefit –responsive investment contracts (FBRICs), are stated at fair value. See Note 3 for discussion of fair value measurements.
FBRICs are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in FBRICs through the Stable
Value

Fund.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date, taking into consideration the ex-dividend date. Net appreciation/ depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
e)

Payments of Benefits
Benefits are recorded when paid.
f)

Plan Expenses
Under the Plan’s contract entered into with Transamerica Retirement Solutions

Corporation
(“Transamerica”), contract asset charges are assessed each month based on the actual combined balance of all separate accounts and the stable value fund. These charges are presented as administrative fees in the
Plan’s statement of changes in net assets available for benefits.
Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses assumed and paid by the Employer during the year ended
December 31, 2019 amounted to approximately $137,000.
g)

Recent Accounting Developments
Accounting standards that have been issued by the Financial Accounting Standards Board (“FASB”)

or
other standards-setting bodies are not expected to have a material impact on the Plan’s statements of net assets available for benefits or the related statement of changes in net assets available for benefits.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND YEAR ENDED DECEMBER 31, 2019

(3)

Fair Value
As discussed in Note 2, the Plan uses the fair value measurement framework under U.S. generally accepted accounting principles.

Fair Value

Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are:

Level 1 – assets include equity securities that are traded in an active exchange market, as well as certain money market instruments. Valuations

are obtained from readily available pricing sources for market transactions involving identical assets.
Level 2 – observable inputs other than Level 1 prices such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.
Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets include financial instruments whose value is determined using pricing models, for which the determination of fair value requires significant management judgment or estimation. As of December 31, 2019, and 2018, the Plan did not have such assets.
The following is a description of the valuation methodologies used for instruments measured at fair value:
Shares of the Company’s

common stock
: valued at quoted closing market prices (“Level 1”).
Money Market Instruments : stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date (“Level 1”).
Pooled Separate Accounts : stated at readily determinable fair value. The fair value is determined by the issuer and is valued daily using publicly available quoted market prices matched with the current underlying investment holdings of the accounts (“Level 2”).
The estimated fair value is subjective in nature and involves uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could affect these fair value estimates.

The
fair value estimates do not take into consideration the value of future business and the value of assets and liabilities that are not financial instruments.
There were no transfers into or out of Level 1 and Level 2 fair value measurements during the years ended
December 31, 2019 and 2018.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND YEAR ENDED DECEMBER 31, 2019

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at
December 31, 2019 and 2018:

December 31, 2019

Fair Value

Measurements

Level 1

Level 2

Level 3

Total
Cash and money market instruments $ 222,863 $ - $ - $ 222,863
Common stock

6,189,993

-

-

6,189,993
Pooled separate accounts

Hybrid (a)
- 20,526,364 - 20,526,364

Bond (b)
- 5,039,106 - 5,039,106

International Equity (c)

- 1,928,406 - 1,928,406

Equity - Large Cap (d)
- 13,251,803 - 13,251,803

Equity - Mid Cap (e)
- 2,780,446 - 2,780,446

Equity - Small Cap (f)
- 2,060,040 - 2,060,040

$ 6,412,856

$ 45,586,165

$ -

$ 51,999,021

December 31, 2018

Fair Value

Measurements

Level 1

Level 2

Level 3

Total
Cash and money market instruments $ 5,976 $ -

$

-

$

5,976
Common stock

4,548,003

-

-

4,548,003
Pooled separate accounts

Hybrid (a)
- 15,872,006

-

15,872,006

Bond (b)
- 4,603,338

-

4,603,338

International Equity (c)

- 1,587,625

-

1,587,625

Equity - Large Cap (d)
- 10,145,617

-

10,145,617

Equity - Mid Cap (e)
- 2,182,299

-

2,182,299

Equity - Small Cap (f)
- 1,594,118

-

1,594,118

$ 4,553,979

$ 35,985,003

$ -

$ 40,538,982

(a)

The pooled separate accounts in this category primarily invest in U.S. and non-U.S. stocks, and fixed-income securities which may include bonds, mutual funds, cash equivalents or other money market instruments.
(b)

The pooled separate accounts in this category primarily invest in bonds (at least 80% of total assets), preferred stocks, cash equivalents or other money market instruments.
(c)

The pooled separate accounts in this category primarily invest at least 80% of assets in equity and debt securities of issuers from countries outside of the United States.
(d)

The pooled separate accounts in this category primarily invest in equity securities of medium and large capitalization companies, and may invest in securities of non-U.S. issuers.
(e)

The pooled separate accounts in this category primarily invest in domestic equity securities with growth potential, including foreign equity securities and debt securities.
(f)

The pooled separate accounts in this category primarily invest in common stocks contained in both the Small
Cap 1750 Index and the Russell 2000 Value

Index.

Investments can be redeemed with no advance notice on any day on which the New York

Stock Exchange is open
for trading.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND YEAR ENDED DECEMBER 31, 2019

(4)

Stable Value Fund

Transamerica offers a stable value fund that the participant may elect to transfer all or part of his or her funds. The stable value fund is considered a fully benefit-responsive investment contract. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported by
Transamerica, is the beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement that approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of Transamerica or otherwise. The contract value of the investment contract at December 31, 2019 and 2018

was $6,565,321 and $6,410,664,

respectively. The stable value
fund invests in Guaranteed Investment Contracts (“GICs”). These investments seek to protect against any loss of principal while providing returns in excess of money market funds and one-year U.S. Treasury bills. The investment has a portfolio investment rate design in which all deposits are credited with the same interest rate, on a daily basis, and with no set maturity. The effective

credited interest rate is set monthly and effective on the first day of the month. Contract charges may reduce this return. The Transamerica stable value fund is not a separate account investment choice – it is an investment in Transamerica’s general account.

Certain events limit the ability of the Plan to transact at contract value with Transamerica. Such events include the following: (1) the Plan is changed so as to significantly affect Transamerica’s obligations to the contract, (2) the
contract can no longer be treated as a pension plan contract, (3) the Plan is terminated, (4) failure to comply with the contract’s requirements, (5) failure to provide information, (6) the sum of the contract account values at any time equals $20,000 or less, or (7) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator is not aware of any events, which would limit the Plan’s ability to transact at contract value with participants that are probable.

(5)

Other assets

Transamerica rebates certain amounts to the Plan based on a fee concession. The rebate amount at December 31,
2019 and 2018 is equal to 34 and 14 basis points, respectively, per year based on the balances with Transamerica.
This rebate is calculated on a monthly basis and credited to the Expense Budget Account; a suspense account used by Transamerica.

The Expense Budget Account may be used for plan expenses or allocated to participants as additional income.
During the years ended December 31, 2019 and 2018, the Plan reallocated to participants approximately $31,000 and $22,000,

respectively.

As of December 31, 2019, and 2018, the Expense Budget Account maintained a balance of approximately $177,000 and $31,000, respectively, included as other assets in the statements of net asset available for benefit.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND YEAR ENDED DECEMBER 31, 2019

(6)

Related-Party Transactions

Certain Plan investments are shares of the Company’s common stock. The Employer is the Plan sponsor and trustee and a wholly owned subsidiary of the Company and, therefore, qualifies as a party in interest. At December 31, 2019 and 2018, the Plan held an investment of 262,176 and 276,306 shares of the Company’s common stock, respectively. The fair value of the common stock at December 31, 2019 and 2018 was $6,189,993 and $4,548,003,
respectively.

Transamerica serves as custodian and manages the pooled separate accounts and stable value fund, therefore, qualifies as party in interest. Transamerica contracted Oriental Insurance, LLC, a subsidiary of the Company,

as the
insurance agent. Another party in interest to the Plan is MidAdtlantic, which serves as the custodian for the Plan.

The recordkeeper of the Plan is Oriental Pension Consultants, Inc. (“OPC”), a subsidiary of the Company. Fees charged by OPC for services provided were assumed by the Employer.
(7)

Income Taxes
The trust that forms part of the Plan (the “Trust”) is intended to be exempt from Puerto Rico and U.S. federal incomes taxes pursuant to the PR Code and the US Code, respectively.

Accordingly, the IRS ruled on March 31,
2014 that the Trust constitutes a qualified trust under Section 401(a) of the US Code, and, therefore, the Trust is not subject to U.S. federal income tax.

The PR Treasury ruled on March 28, 2018 that the Plan constitutes a qualified plan pursuant to the provisions of Section 1081.01 of the PR Code and, therefore, the Trust is not subject to Puerto
Rico income tax.

As applicable, the Plan is required to operate in accordance with the provisions of the PR Code and the US Code to maintain its qualification.

The Plan administrator believes that the Plan is designed and operating in compliance with such provisions and, therefore, remains qualified under the PR Code and the US Code.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the PR Treasury.

As of December 31, 2019, and 2018, there are no
uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions.

However, there are currently no audits in
progress for any tax periods. The Plan is no longer subject to income tax examinations for the years prior to 2015.

(8)

Excess Contributions Payable to Participants
The Plan is subject to certain non-discrimination rules under the PR Code. As of December 31, 2019, the Plan failed certain of the non-discrimination tests under the PR Code due to lower contribution percentages by non-highly compensated eligible employees relative to the contribution percentages of highly compensated eligible employees.
In order to meet the requirements of the non-discrimination rules, the Plan refunded a portion of the contributions made by highly compensated participants, in accordance with applicable provisions of the PR Code. The refund for
2019, paid in March 2020,

totaled $56,812 and was included as other liabilities in the Plan’s statement of net assets available for benefits. For the year ended on December 31, 2018, the Plan was in compliance with all of the non-
discrimination tests under the PR Code.

(9)

Non-Exempt Prohibited Transaction
From

December 31, 2013 through December 31, 2018, Oriental Bank engaged in certain non-exempt prohibited transactions under ERISA in connection with Plan assets. As a result of such transactions, Oriental Bank benefited from the use of Plan assets by receiving certain commissions from a third party without offset or rebates to the Plan.

Oriental Bank remitted $567,528, including interest, to the Plan and allocated this amount to Plan participants in
May 2020 as remediation for said transactions. It is recorded as an account receivable in the Plan’s statement of net assets available for benefits.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND YEAR ENDED DECEMBER 31, 2019

(10)

Subsequent events
On March 11, 2020, the World

Health Organization (WHO) classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. The values of the
Plan’s individual investments are expected to fluctuate in response to changing market conditions and the amount of losses that will be recognized in subsequent periods cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this annual report.
The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted on March 27, 2020 in the
United States. The CARES Act offers relief provisions to tax-qualified retirement plans and their participants. Plan management has adopted certain relief provisions included in the CARES Act and continues to evaluate provisions in relation to the Plan.
The Plan was amended to allow eligible plan participants,

who are Puerto Rico residents in 2020, to take earthquake
and COVID-19 eligible distributions from February 20, 2020 through June 30, 2020 pursuant to PR Treasury
Administrative Determinations 20-09 and 20-23. Any such eligible distributions, which are available only in a lump sum payment, are limited to $100,000 overall and receive a favorable tax benefit under said administrative determinations. In particular, the first $10,000 is exempt from income taxes and the alternative minimum tax (AMT)
under the PR Code and the amount over $10,000 up to $100,000 is subject to a flat 10% income tax rate if the tax is withheld at the time of the distribution.
The Plan has evaluated subsequent events from the date of the statement of net assets available for benefits through
June 26, 2020 (the filing date of this annual report).

SCHEDULE I
THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Schedule G, Part III - Nonexempt Transactions
For the year ended December 31, 2019

Party involved: Oriental Bank
Relationship to Plan, employer or other party-in-interest: Plan Sponsor
Transaction: Reimbursement of Commissions
Dates of Payments: January 1, 2013 to December 31, 2018
Amounts of Payments: $567,528
Reason Transaction is Nonexempt:

Transaction with a party-in-interest.
See the accompanying report of independent registered public accounting firm.

SCHEDULE II
THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

(b) (c) (d) (e)
(a)
Identity of issue,
borrower,
lessor, or

similar party
Description of Investment, including maturity

date, rate of interest, collateral, par,

or maturity value Cost Current value
Participant directed:
* OFG Bancorp OFG Bancorp:
Common Stock 262,176 shares ** $
6,189,993

* Transamerica Pooled Separate Accounts:
Transamerica AA - Moderate 473,180 units **
11,947,896

WMC Core Equity 371,350 units **
6,737,186

AEGON Balanced 43,323 units **
4,994,399

SSgA Russell Lg Cap Grth Ind 200,972 units **
5,540,224

American Century Government Bond 118,035 units **
2,445,641

Franklin Small-Mid Cap Growth 67,222 units **
2,780,446

SSgA International Index 57,959 units **
1,928,406

SSgA Russell SC Value

Index
14,421 units **
1,477,859

Transamerica AA - Moderate Growth 50,311 units **
1,334,895

Loomis Sayles Investment Grade Bond 27,787 units **
1,251,927

Transamerica AA - Growth 42,937 units **
1,190,890

SSgA Russell LC Value

Index
24,918 units **
892,626

Transamerica AA - Conservative 44,245 units **
1,058,284

Transamerica Partners High Yield

Bond
14,374 units **
685,101

Loomis Sayles Bond 8,062 units **
656,437

TA Vanguard

Small- Cap Index
1,874 units **
512,741

Invesco American Value 4,143 units **
81,767

TA Vanguard

Small- Cap Grth Idx
1,251 units **
69,440

45,586,165

Cash and money markets Cash and Bank Deposit Sweep Program **
222,863

Fully benefit-responsive
investment contract:
* Transamerica Transamerica Stable Value 322,861 units **
6,565,321

Other assets:
* Transamerica Expense budget account
—

176,535

* Participant Loans
Notes, with interest rate of 9.5%;
maturities ranges through 2032
—

7,227

$
58,748,104

* Party-in-interest as defined by ERISA
** Not applicable as these are participant directed.
See the accompanying report of independent registered public accounting firm.

INDEX OF EXHIBITS

Exhibit No. Description of Document
23.1
Consent of KPMG LLP

SIGNATURES

The Plan . Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ORIENTAL BANK CODA

PROFIT SHARING PLAN

(Name of Plan)

Date:

June 26, 2020

/s/ Maritza Arizmendi

Maritza Arizmendi

Executive Vice President and

Chief Financial Officer

/s/ Juan J. Santiago

Senior Vice President and Trust

Officer